Exhibit 10.4
August 14, 2009
Kevin D. Higgins
181 W. Pheasant Drive
Larksville, PA 18704

Re:	Letter Agreement
Dear Kevin:
     It is with great pleasure that we extend an offer setting forth the following terms for your continued employment with PMMHC Corporation, (the “MHC”), Penn Millers Holding Corporation (the “Holding Corporation”), and Penn Millers Insurance Company, (the “Insurance Company”) (the Holding Corporation and the Insurance Company are sometimes referred to collectively or individually, as the context requires, as the “Company,” and the MHC, the Holding Corporation, and the Insurance Company, and their direct and indirect subsidiaries, are sometimes referred to collectively as the “Penn Millers System”).
1. Term of Agreement. The term of this agreement (the “Agreement”) shall commence on the date above (the “Effective Date”) and shall continue for a period of two (2) years thereafter. Commencing on the first anniversary of the Effective Date and on each anniversary thereafter (“Anniversary Date”), this Agreement shall automatically be renewed for one (1) additional year beyond the term otherwise established, unless one party provides written notice to the other party, at least ninety (90) days in advance of an Anniversary Date, of its intent not to renew this Agreement for an additional one year term. Nothing in this provision shall preclude termination as otherwise provided or permitted under this Agreement. Notwithstanding the foregoing, if a Change in Control occurs after the Effective Date and during the term of this Agreement, this Agreement shall continue in effect for a period of not less than two (2) years beyond the date of such Change in Control.
2. Covenant Not to Compete; Nonsolicitation; Confidential Information.
     2.1 During your employment with the Company and during the Restricted Period (as defined below), you shall not directly or indirectly, either for your own account or as an agent, consultant, employee, partner, officer, director, proprietor, investor (except as an investor owning less than 5% of the stock of a publicly owned company) or otherwise, of any person, firm, corporation, or enterprise:
a.	solicit or hire any employees of the Company or induce any of such employees to terminate their employment relationship with the Company; or

b.	solicit, induce or attempt to solicit or induce any customer, supplier or other entity doing business with the Company to cease doing business with the Company or, in the case of a customer, to place agribusiness insurance, as that term is commonly understood in the industry, with any competitor of the Company. For purposes of the foregoing provision, the term “customer” shall mean a business that the Company insures on the date that your employment terminates (or has insured during the previous twelve months) and a broker who has placed business with the Company on the date that your employment terminates but only with respect to those clients of the broker for which the broker has placed business with the Company in the twelve-month period preceding the date that your employment terminates.
     2.2 In addition to the limitations described in Section 2.1, during the Restricted Period you shall not, directly or indirectly, own, manage, operate, render services for (as a consultant or an advisor) or accept any employment with (a) Nationwide Agribusiness Insurance Company, Michigan Millers Insurance Company or Westfield Insurance Company or any of their successors in interest or (b) the agribusiness insurance business of any other insurance company whose business has, or could reasonably be expected to have, a material adverse effect on the Company’s business insurance business. In addition, you shall not, directly or indirectly, own, manage, operate, render services for (as a consultant or an adviser) or accept any employment with, within a fifty (50) mile radius of Wilkes-Barre, Pennsylvania, any other property and casualty insurance or reinsurance line of business to the extent that such ownership, management, operating, rendering of services or employment (and the activities necessarily incident thereto) have, or could reasonably be expected to have, a material adverse effect on the Company’s business insurance business.
     2.3 You agree that you will not at any time during the term of this Agreement (as determined under Section 1 hereof) or at any time thereafter for any reason, in any fashion, form or manner, either directly or indirectly, divulge, disclose or communicate to any person, firm, corporation or other business entity, in any manner whatsoever, any confidential information or trade secrets concerning the business of the Company, including, without limiting the generality of the foregoing, any customer lists or other customer identifying information, the techniques, methods or systems of the Company’s operation or management, any information regarding its financial matters, or any other material information concerning the business of the Company, its manner of operation, its plan or other material data. The provisions of this Section 2.3 shall not apply to (i) information that is public knowledge other than as a result of disclosure by you in breach of this Section 2.3; (ii) information disseminated by the Company to third parties in the ordinary course of business; (iii) information lawfully received by you from a third party who, based upon inquiry by you, is not bound by a confidential relationship to the Company, or (iv) information disclosed under a requirement of law or as directed by applicable legal authority having jurisdiction over you.
     2.4 Although you and the Company consider the restrictions contained in Sections 2.1, 2.2 and 2.3 to be the minimum restriction reasonable for the purposes of preserving the Company’s goodwill and other proprietary rights, if a final determination is made by a court that the time or territory, or any other restriction contained in Sections 2.1, 2.2 and 2.3 is an unreasonable or otherwise unenforceable restriction against you, the provisions of Sections 2.1,

2.2 and 2.3 will not be rendered void, but will be deemed amended to apply as to such maximum time and territory and to such other extent as the court may determine to be reasonable.
     2.5 Notwithstanding anything to the contrary in Sections 3.3 or 3.4, in the event that you breach any of the covenants contained in this Section 2:
a.	Any remaining payments or benefits to be provided under Sections 3.3 or 3.4 shall not be paid or shall cease immediately upon such breach; and

b.	The Company shall be entitled to the immediate repayment of all payments and benefits provided under Sections 3.3 and 3.4.
     2.6 You agree that the covenants contained in this Section 2 may be assigned by the Company, as needed, to affect its purpose and intent and that the Company’s assignee shall be entitled to the full benefit of the restrictions enjoyed by the Company under the terms of these covenants.
     2.7 The term “Restricted Period” shall mean:
a.	In the event you are terminated by the Company for Cause, the twelve (12) month period following your termination of employment;

b.	In the event you are terminated pursuant to Section 3.1, the twelve (12) month period following your termination of employment;

c.	Notwithstanding Section 2.7.b., in the event you are terminated pursuant to Section 3.1 and such termination would amount to Good Reason but for the fact that it occurred prior to a Change in Control, a period up to twelve (12) months following your termination of employment, with the number of months, if any, selected by the Company in its sole discretion by providing written notice of such number to you within ten (10) days following the date on which you give notice of your termination of employment;

d.	In the event you are terminated pursuant to Section 3.2, the date of your termination of employment;

e.	In the event you are terminated pursuant to Section 3.3, the twelve (12) month period following your termination of employment; or

f.	In the event you are terminated pursuant to Section 3.4, the twenty-four (24) month period following your termination of employment.
3. Severance Benefits.
     3.1 Termination by You on Voluntary Basis. In the event that you voluntarily terminate your employment hereunder without Good Reason, you shall be entitled to receive:

a.	If such termination occurs on or after age 65, a pro-rata payment from the Success Sharing Plan (or other annual incentive plan in effect) based on the number of full months that have elapsed from the start of the current annual performance period to the date of your termination of employment and actual annual performance through the end of the current annual performance period to the extent that at the conclusion of such period, such award is deemed earned, payable at the time such award would otherwise have been paid had your employment not terminated, but in no event later than March 15 of the calendar year following the end of such performance period;

b.	If such termination occurs on or after age 65, pro-rata vesting of any unvested and outstanding performance-based equity awards granted to you, based on the number of full months that have elapsed from the date of grant of such award to the date of your termination of employment and actual performance through the end of the applicable performance period to the extent that at the conclusion of such period, such awards are deemed earned, payable in-kind at the time such award would otherwise have been paid had your employment not terminated, but in no event later than March 15 of the calendar year following the end of the applicable performance period; provided, however, that (i) to the extent the benefits provided in this Subsection conflict with the terms of any plan or other agreement under or pursuant to which any equity awards were granted, the terms of such plan or other agreement shall control, and (ii) this Subsection shall not apply to payments or awards made or granted under any plan or other agreement designed to replace your benefits under the Penn Millers Holding Corporation Supplemental Executive Retirement Plan (the “SERP”), if any (with any such payments or awards shall be subject to the terms and conditions of any such plan or agreement); and

c.	If your voluntary termination of employment would amount to Good Reason but for the fact that it occurred prior to a Change in Control, a lump sum cash payment within sixty (60) days following termination of your employment equal to the product of (i) the number of months selected by the Company pursuant to Section 2.7.c. and (ii) your annual base compensation, divided by twelve (12).
     3.2 Termination By Reason of Death or Permanent Disability: In the event your employment is terminated by reason of your death or permanent disability (defined for this purpose as a condition by reason of which you are entitled to and receiving disability benefits under the Company’s long-term disability plan, if any, and if none, under the U.S. Social Security Act) you, or your estate, shall be entitled to receive:
a.	Continuation of your annual base compensation then in effect for one (1) year (commencing on the next payroll date following the date of your termination of employment), offset by any amounts payable to you under any disability insurance plan or policy provided by the Company;

b.	Continuation of employer-provided healthcare benefits for one (1) year at the levels and cost to you and your qualified dependents in effect on the date of your termination, and thereafter to elect, at your or your qualified dependents’ cost, COBRA continuation for the remainder of your or your qualified dependents’ COBRA eligibility, if any, it being understood that your and your dependents’ COBRA eligibility period will include the period during which the Company is providing benefits under this Section 3.2.b.; and

c.	If you are age 55 or have 10 years of service in the year of your termination of employment:
i.	Pro-rata vesting of any unvested and outstanding performance-based equity awards granted to you, based on the number of full months that have elapsed from the date of grant of such award to the date of your termination of employment, with all such awards payable in-kind at target levels for the applicable performance period within sixty (60) days following the date your employment terminates; and

ii.	Pro-rata vesting of any unvested and outstanding non-performance-based equity awards granted to you, based on the number of full months that have elapsed from the date of grant of such award to the date of termination of your employment, payable in-kind within sixty (60) days following the date your employment terminates.
Notwithstanding the foregoing, (i) to the extent the benefits provided in this Subsection c. conflict with the terms of any plan or other agreement under or pursuant to which any equity awards were granted, the terms of such plan or other agreement shall control and (ii) this Subsection c. shall not apply to awards granted under any plan or other agreement designed to replace your benefits under the SERP, if any (with any such awards subject to the terms and conditions of any such plan or agreement).
d.	A pro-rata payment from the Success Sharing Plan (or other annual incentive plan then in effect) as set forth in Section 3.1.a., without regard to the age requirements contained in Section 3.1.a.
     3.3 Termination by the Company without Cause prior to a Change in Control: In the event that your employment hereunder is terminated by the Company without Cause (as defined in Section 3.7), before a Change in Control (as defined in Section 3.6 below), you shall be entitled to receive:
a.	Continuation of your annual base compensation then in effect for one (1) year (commencing on the next payroll date following the date of your termination of employment);

b.	Continuation of employer-provided healthcare benefits for one (1) year at the levels and cost to you and your qualified dependents in effect on the date of your termination, and thereafter to elect, at your or your qualified dependents’

cost, COBRA continuation for the remainder of your or your qualified dependents’ COBRA eligibility, if any, it being understood that your and your dependents’ COBRA eligibility period will include the period during which the Company is providing benefits under this Section 3.3.b.;

c.	Continuation of the annual reimbursement allowance received in lieu of reimbursement for or payment of country club or social club membership fees, dues or other fees and any automobile allowance (the “Annual Stipend”), then in effect for one (1) year; provided that such amount shall be paid in accordance with the Company’s executive payroll practices, commencing on the next payroll date following the date of your termination of employment;

d.	If your termination of employment occurs prior to your attaining age 62, payment of all fees and expenses related to the provision of outplacement services through a firm of your choice, not to exceed $10,000; provided, however, that such outplacement expenses: (i) must be incurred no later than the end of the second full calendar year following the year of your termination of employment; and (ii) must be paid no later than the end of the third full calendar year following the year of your termination of employment; and

e.	A pro-rata payment from the Success Sharing Plan (or other annual incentive plan then in effect) as set forth in Section 3.1.a., without regard to the age requirements contained in Section 3.1.a.
     3.4 Termination by the Company Without Cause or by You with Good Reason on or after a Change in Control: If a Change in Control (as defined in Section 3.6 below) shall occur and concurrently therewith or during a period of twenty-four (24) months thereafter your employment hereunder is terminated by the Company without Cause (as defined in Section 3.7) or by you with Good Reason (as defined in Section 3.5 below), you shall be entitled to receive:
a.	A lump sum cash payment within sixty (60) days following your termination of employment equal to one (1) times your annual base compensation then in effect (or immediately prior to any reduction resulting in a termination for Good Reason);

b.	Continuation of your annual base compensation then in effect (or immediately prior to any reduction resulting in a termination for Good Reason) for one (1) year (commencing on the next payroll date following the date of your termination of employment);

c.	Continuation of employer-provided healthcare benefits for two (2) years at the levels and cost to you and your qualified dependents in effect on the date of your termination (or immediately prior to any reduction resulting in a termination for Good Reason), and thereafter to elect, at your or your qualified dependents’ cost, COBRA continuation for the remainder of your or your qualified dependents’ COBRA eligibility, if any, it being understood that your and your dependents’ COBRA eligibility period will include the period during which the Company is providing benefits under this Section 3.4.c.;

d.	A lump sum cash payment within sixty (60) days following your termination of employment equal to two (2) times the Annual Stipend then in effect (or immediately prior to any reduction resulting in a termination for Good Reason);

e.	If your termination of employment occurs prior to your attaining age 62, payment of outplacement services as set forth in Section 3.3.d.;

f.	A pro-rata payment from the Success Sharing Plan (or other annual incentive plan then in effect) as set forth in Section 3.1.a., without regard to the age requirements contained in Section 3.1.a.; and

g.	Immediate and full vesting of equity awards as follows:
i.	Immediate and full vesting of any unvested and outstanding performance-based equity awards granted to you, with all such awards payable in-kind at target levels for the applicable performance period within sixty (60) days following the date your employment terminates; and

ii.	Immediate and full vesting of any unvested and outstanding non-performance-based equity awards granted to you, payable in-kind within sixty (60) days following the date your employment terminates.
Notwithstanding the foregoing, (i) to the extent the benefits provided in this Subsection g. conflict with the terms of any plan or other agreement under or pursuant to which any equity awards were granted, the terms of such plan or other agreement shall control and (ii) this Subsection g. shall not apply to awards granted under any plan or other agreement designed to replace your benefits under the SERP, if any (with any such awards subject to the terms and conditions of any such plan or agreement).
     3.5 Good Reason: You shall be considered to have terminated employment hereunder for Good Reason if such termination of employment occurs on or within twenty-four (24) months after a Change in Control and is on account of any of the following actions by the Company without your express written consent:
a.	A material reduction in your annual base compensation as in effect immediately prior to a Change in Control;

b.	Any material diminution of your positions, duties or responsibilities or the assignment to you of duties or responsibilities that are materially inconsistent with your then position, in effect immediately prior to a Change in Control;

c.	A failure by the Company to continue you as a participant in any incentive plan or program (whether annual or long-term and whether paid in cash or in equity)

on at least the same basis with respect to the potential amount of incentives thereunder immediately prior to a Change in Control;

d.	Any exclusion from full participation in or any material diminution in the benefits you are entitled to receive under any of the employee benefit plans of the Company in effect immediately prior to a Change in Control to the extent such exclusion or reduction is not imposed on executive officers of the Company generally;

e.	Any change in your principal place of work (other than a temporary change occasioned by the Company’s business needs) that would increase your commute by 50 miles or more as of the date of the Change in Control; or

f.	A material breach by the Company of its obligations under this Agreement.
     Notwithstanding the foregoing, a termination by you shall not be for “Good Reason,” unless you shall have given the Company at least ten (10) business days written notice specifying the grounds upon which you intend to terminate your employment hereunder for “Good Reason” and such notice is received by the Company within ninety (90) days of the date the event of “Good Reason” occurred. In addition, any action or inaction by the Company which is remedied within thirty (30) days following such written notice shall not constitute “Good Reason” for termination hereunder.
     3.6 Change in Control. Change in Control shall have the same meaning as a “Change in Control” under the Penn Millers Stock Incentive Plan, as such term may be amended from time to time.
     3.7 Cause. “Cause” means any of the following events: (a) breach of your fiduciary duty to the Company or your duty of loyalty to the Company; (b) willful act of material dishonesty with respect to any material matter involving the Company; (c) theft or material misuse of Company property; (d) engaging in personal conduct that would constitute grounds for liability for discrimination or sexual harassment (as proscribed by the U.S. Equal Employment Opportunity Commission Guidelines or any other applicable state or local regulatory body); (e) fraternization which affects your objectivity in the treatment of fellow employees or abusive or threatening behavior, after a warning by the Board of Directors of the Company (the “Board”), the Chief Executive Officer, or Human Resources to cease; (f) excessive absenteeism (which shall not include authorized absences for leave pursuant to the Family and Medical Leave Act, the Americans With Disabilities Act, or the Company’s vacation, paid time off, or short-term disability leave plans, policies, or arrangements) having a material adverse effect on Company business operations; (g) conviction of, or plea of guilty or nolo contendere to, a felony, any criminal charge involving moral turpitude, or illegal substance abuse charges; (h) illegal substance abuse or being under the influence of illegal substances during working time; (i) continuing neglect of management duties and responsibilities that has a material adverse effect on the Company; or (j) willful failure to timely report to the Board or direct supervisor information having a material adverse effect on Company business operations.

     3.8 Accrued Benefits. Upon your termination of employment for any reason, you, or your estate, as applicable, shall receive your accrued but unpaid annual base compensation and any accrued but unpaid or otherwise vested benefits under any Penn Millers System benefit or incentive plan.
4. Best Net Benefit Limitation. Anything contained in this Agreement to the contrary notwithstanding, if any of the payments or benefits received or to be received by you pursuant to this Agreement (which the parties agree will not include any portion of payments allocated to the non-solicitation and non-compete provisions of Section 2 which are classified as payments of reasonable compensation for purposes of Code Section 280G), when taken together with payments and benefits provided to you under any other plans, contracts, or arrangements with the Penn Millers System (all such payments and benefits being hereinafter referred to as the “Total Payments”), will be subject to any excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) (together with any interest or penalties, the “Excise Tax”), then such Total Payments shall be reduced to the extent necessary so that no portion thereof shall be subject to the Excise Tax; provided, however, that if you would receive in the aggregate greater value (as determined under Code Section 280G and the regulations thereunder) on an after tax basis if the Total Payments were not subject to such reduction, then no such reduction shall be made. To effectuate the reduction described above, if applicable, the Company shall first reduce or eliminate the payments and benefits provided under this Agreement. All calculations required to be made under this Section, including the portion of the payments hereunder to be allocated to the restrictive covenants set forth in Section 2, will be made by the Company’s independent public accountants, subject to the right of your representative to review the same. The parties recognize that the actual implementation of the provisions of this Section are complex and agree to deal with each other in good faith to resolve any questions or disagreements arising hereunder.
5. Binding Effect and Benefit.
     5.1 The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure by the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall constitute a material breach of this Agreement. As used in this Agreement, “the Company” shall mean the Company as hereinbefore defined and any successor to the respective business or assets of the Company as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.
     5.2 This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, heirs, distributees, devisees, and legatees. If you should die while any amount is payable to you under this Agreement if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee, or other designee, or, if there is no such designee, to your estate.

6. Assignment. This Agreement shall not be assignable by either party hereto, except as provided in Section 2.6 and by the Company to any successor in interest to the business of the Company, provided that the Company (if it remains a separate entity) shall remain fully liable under this Agreement for all obligations, payments and otherwise.
7. No Mitigation or Offset. In the event of termination of your employment, you will be under no obligation to seek other employment and there will be no offset against any payment or benefit provided for in this Agreement on account of any remuneration or benefits from any subsequent employment that he may obtain.
8. Application of Code Section 409A.
     8.1 Notwithstanding anything in this Agreement to the contrary, the receipt of any benefits under this Agreement as a result of a termination of employment shall be subject to satisfaction of the condition precedent that you undergo a “separation from service” within the meaning of Treas. Reg. § 1.409A-1(h) or any successor thereto. In addition, if you are deemed to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provisions of any benefit that is required to be delayed pursuant to Code Section 409A(a)(2)(B), such payment or benefit shall not be made or provided prior to the earlier of (i) the expiration of the six (6) month period measured from the date of your “separation from service” (as such term is defined in Treas. Reg. § 1.409A-1(h)), or (ii) the date of your death (the “Delay Period”). Within ten (10) days following the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. Notwithstanding the foregoing, to the extent that the foregoing applies to the provision of any ongoing welfare benefits to you that would not be required to be delayed if the premiums therefore were paid by you, you shall pay the full costs of premiums for such welfare benefits during the Delay Period and the Company shall pay you an amount equal to the amount of such premiums paid by you during the Delay Period within ten (10) days after the conclusion of such Delay Period.
     8.2 Except as otherwise expressly provided herein, to the extent any expense reimbursement or other in-kind benefit is determined to be subject to Code Section 409A, the amount of any such expenses eligible for reimbursement or in-kind benefits in one calendar year shall not affect the expenses eligible for reimbursement or in-kind benefits in any other taxable year (except under any lifetime limit applicable to expenses for medical care), in no event shall any expenses be reimbursed or in-kind benefits be provided after the last day of the calendar year following the calendar year in which you incurred such expenses or received such benefits, and in no event shall any right to reimbursement or in-kind benefits be subject to liquidation or exchange for another benefit.
     8.3 Any payments made pursuant to Section 3.4, to the extent of payments made from the date of termination through March 15th of the calendar year following such date, are intended to constitute separate payments for purposes of Treas. Reg. §1.409A-2(b)(2) and thus payable pursuant to the “short-term deferral” rule set forth in Treas. Reg. §1.409A-1(b)(4); to the extent such payments are made following said March 15th, they are intended to constitute separate payments for purposes of Treas. Reg. §1.409A-2(b)(2) made upon an involuntary termination from service and payable pursuant to Treas. Reg. §1.409A-1(b)(9)(iii), to the maximum extent permitted by said provision. Notwithstanding the foregoing, if the Company determines that any other payments hereunder fail to satisfy the distribution requirement of Section 409A(a)(2)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), the payment of such benefit shall be delayed to the minimum extent necessary so that such payments are not subject to the provisions of Code Section 409A(a)(1).
     8.4 To the extent it is determined that any benefits described in Section 3.4.c. are taxable to you, they are intended to be payable pursuant to Treas. Reg. §1.409A-1(b)(9)(v), to the maximum extent permitted by said provision.
9. Miscellaneous.
     9.1 The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, which will remain in full force and effect.
     9.2 The validity, interpretation, construction and performance of this Agreement will be governed by the laws of the Commonwealth of Pennsylvania.
     9.3 No waiver by you or the Company at any time of any breach of, or compliance with, any provision of this Agreement to be performed by the Company or you, respectively, will be deemed a waiver of that or any other provision at any subsequent time.
     9.4 Upon any termination of employment that entitles you to payments and benefits under Section 3 (other than pursuant to Section 3.8), you must, within prescribed time limits, execute a legally enforceable release agreement substantially in the form of Exhibit A attached hereto prior to the receipt of such payments and benefits. Any payments made to you will be paid net of any applicable withholding required under federal, state or local law.
     9.5 This Agreement is the exclusive agreement with respect to the severance benefits payable to you in the event of a termination of your employment. All prior negotiations and agreements are hereby merged into this Agreement. You acknowledge and agree that any employment agreement, offer letter and/or any agreement regarding change in control or termination benefits, previously entered into between you and the Company are immediately null and void.
     9.6 Notwithstanding the termination of this Agreement, the provisions which specify continuing obligations, compensation and benefits, and rights shall remain in effect until such time as all such obligations are discharged, all such compensation and benefits are received, and no party or beneficiary has any remaining actual or contingent rights under this Agreement.
10. Recovery of Bonuses and Incentive Compensation. Notwithstanding anything in this Agreement to the contrary, all bonuses and incentive compensation paid to you (whether in equity or in cash) shall be subject to recovery by the Company in the event that such bonuses or incentive compensation are based on materially inaccurate financial statements (which includes, but is not limited to, statements of earnings, revenues, or gains) or other materially inaccurate performance metric criteria; provided that a determination as to the recovery of a bonus or incentive compensation shall be made within twelve (12) months following the date such bonus or incentive compensation was paid. In the event that the Board determines by at least a majority vote that a bonus or incentive compensation payment to you is recoverable, you shall reimburse all or a portion of such bonus or incentive compensation, to the fullest extent permitted by law, as soon as practicable following written notice to you by the Company of the same.
11. Legal Fees. In the event of a dispute following a Change in Control, the Company, or its successor, shall reimburse you for all reasonable legal fees and expenses incurred by you in attempting to obtain or enforce rights or benefits provided by this Agreement, if, with respect to any such right or benefit, you are successful in obtaining or enforcing such right or benefit (including by negotiated settlement).
12. Indemnification.
     12.1 The Company shall indemnify you in the event you are made a party or are threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (including, without limitation, actions by or in the right of the Company), by reason of the fact that you are or were a director or officer of the Company, or a director or officer of the Company serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), amounts paid in settlement, judgments, and fines actually and reasonably incurred by you in connection with such action, suit, or proceeding; provided, however, that no indemnification shall be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.
     12.2 Expenses (including attorneys’ fees) incurred in defending a civil or criminal action, suit, or proceeding, under Section 12.1 shall be paid by the Company in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of you to repay such amount if it shall be ultimately determined that you are not entitled to be indemnified by the Company as authorized in this Section 12.
     12.3 The Company shall purchase and maintain directors’ and officers’ liability insurance on behalf of you, at the Company’s expense, consistent with the amounts and terms provided to other directors and officers of the Company.
     If you accept this offer, please sign and date this letter in the space provided below and return a copy to the Company at 72 North Franklin Street, Wilkes-Barre, PA 18773-0016.

Sincerely,

/s/ Douglas Gaudet

Penn Millers Holding Corporation

Accepted:	/s/ Kevin D. Higgins	Date:	August 14, 2009 Kevin D. Higgins

EXHIBIT A
RELEASE AGREEMENT
THIS RELEASE AGREEMENT (this “Release Agreement”) is made as of this ___ day of                     , 20___, by and between PMMHC Corporation, Penn Millers Holding Corporation, and Penn Millers Insurance Company (collectively, the “Employer”) and Kevin D. Higgins (the “Executive”). Capitalized terms not defined in this Release Agreement shall have the meanings ascribed to them in the Letter Agreement (as defined below). In consideration of the mutual agreements set forth below, the Executive and the Employer hereby agree as follows:
     1. General Release.
          a. In consideration of the payments and benefits required to be provided to the Executive under the agreement between the Employer and the Executive, dated August 14, 2009, (the “Letter Agreement”) and after consultation with counsel, the Executive, for himself and on behalf of each of the Executive’s heirs, executors, administrators, representatives, agents, successors and assigns (collectively, the “Releasors”), hereby irrevocably and unconditionally releases and forever discharges the Employer, its majority owned subsidiaries and affiliated companies, and each of its officers, employees, directors, shareholders, and agents (collectively, the “Releasees”) from any and all claims, actions, causes of action, rights, judgments, obligations, damages, demands, accountings, or liabilities of whatever kind or character (collectively, “Claims”), including, without limitation, any Claims under any federal, state, local, or foreign law, that the Releasors may have, or in the future may possess, arising out of (i) the Executive’s employment relationship with and service as an employee, officer, or director of the Employer and any of its majority-owned subsidiaries and affiliates, or the termination of the Executive’s service in any and all of such relevant capacities, (ii) the Letter Agreement, or (iii) any event, condition, circumstance, or obligation that occurred, existed, or arose on or prior to the date hereof; provided, however, that the release set forth in this Section shall not apply to (iv) the payment and/or benefit obligations of the Employer or any of its affiliates, (collectively, the “Employer Group”) under the Letter Agreement, (v) any Claims the Executive may have under any plans or programs not covered by the Letter Agreement in which the Executive participated and under which the Executive has accrued and become entitled to a benefit, and (vi) any indemnification or other rights the Executive may have under the Letter Agreement or in accordance with the governing instruments of any member of the Employer Group or under any director and officer liability insurance maintained by the Employer or any such group member with respect to liabilities arising as a result of the Executive’s service as an officer and employee of any member of the Employer Group or any predecessor thereof. Except as provided in the immediately preceding sentence, the Releasors further agree that the payments and benefits as required by the Letter Agreement shall be in full satisfaction of any and all Claims for payments or benefits, whether express or implied, that the Releasors may have against the Employer or any member of the Employer Group arising out of the Executive’s employment relationship under the Letter Agreement and the Executive’s service as an employee, officer or director of the Employer or a member of the Employer Group under the Letter Agreement or the termination thereof, as applicable.
     2. Specific Release of Claims. In further consideration of the payments and benefits provided to the Executive under the Letter Agreement, the Releasors hereby unconditionally release and forever discharge the Releasees from any and all Claims that the Releasors may have in connection with the Executive’s employment or termination of employment, arising under:
          a. Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act (“ADEA”), the Americans With Disabilities Act of 1990 (“ADA”), the Rehabilitation Act of 1973, and any similar federal, state or local laws, including without limitation, the Pennsylvania Human Relations Act, as amended and any other non-discrimination and fair employment practices laws of any state and/or locality in which the Executive works or resides, all as amended;
          b. the Fair Credit Reporting Act (“FCRA”), the Employee Retirement Income Security Act of 1974 (“ERISA”), the Worker Adjustment and Retraining Notification Act (“WARN”); and
          c. all common law Claims including, but not limited to, actions in tort and for breach of contract, including, without limitation, Claims for incentive payments and/or commissions, including but not limited to, Claims for incentive and/or commission payments under any Employer incentive or commission plan, Claims for severance benefits, all Claims to any non-vested ownership interest in the Employer, contractual or otherwise, including but not limited to Claims to stock or stock options.
               This release applies to any and all Claims that the Executive may have relating to rights, known or unknown to him, resulting from a change in ownership control of the Employer, including, without limitation, rights pursuant to severance agreements, severance plans, incentive plans, equity compensation plans, or any other plan or agreement relating to the Executive’s employment.
               Notwithstanding anything contained herein to the contrary, no portion of any release contained in any Section of this Release Agreement shall release the Employer or the Employer Group from any Claims the Executive may have for breach of the provisions of this Release Agreement or to enforce this Release Agreement, that arise after the date of this Release Agreement, or to challenge the validity of the Executive’s release of ADEA Claims.
               By signing this Release Agreement, the Executive hereby acknowledges and confirms the following: (i) the Executive was advised by the Employer or his then employer in connection with his termination of employment or retirement to consult with an attorney of his choice prior to signing this Release Agreement and to have such attorney explain to the Executive the terms of this Release Agreement, including, without limitation, the terms relating to the Executive’s release of Claims arising under this Section, and the Executive has in fact consulted with an attorney; (ii) the Executive was given a period of not fewer than 21 days to consider the terms of this Release Agreement prior to its signing; and (iii) the Executive knowingly and voluntarily accepts the terms of this Release Agreement.
     3. No Assignment of Claims. The Executive represents and warrants that he has not assigned any of the Claims being released hereunder.
     4. Complaints. The Executive affirms that he has not filed any complaint against any Releasee with any local, state or federal court and agrees not to do so in the future, except for Claims challenging the validity of the release of ADEA Claims. The Executive affirms further that he has not filed any claim, charge or complaint with the United States Equal Employment Opportunity Commission (“EEOC”) or any state or local agency authorized to investigate charges or complaints of unlawful employment discrimination (together, “Agency”). The Executive understands that nothing in this Release Agreement prevents him from filing a charge or complaint of unlawful employment discrimination with any Agency or assisting in or cooperating with an investigation of a charge or complaint of unlawful employment discrimination by an Agency, provided however that, the Executive acknowledges that he may not be able to recover any monetary benefits in connection with any such claim, charge, complaint or proceeding and disclaim entitlement to any such relief. Furthermore, if any Agency or court has now assumed or later assumes jurisdiction of any claim, charge or complaint on the Executive’s behalf against any Releasee, the Executive will disclaim entitlement to any relief.
     5. Revocation. This Release Agreement may be revoked by the Executive within the seven-day period commencing on the date the Executive signs this Release Agreement (the “Revocation Period”). In the event of any such revocation by the Executive, all obligations of the parties under this Release Agreement shall terminate and be of no further force and effect as of the date of such revocation. No such revocation by the Executive shall be effective unless it is in writing and signed by the Executive and received by the Employer prior to the expiration of the Revocation Period. In the event of revocation, the Executive shall not be entitled to the payments and benefits under the Letter Agreement, the receipt of which is conditioned on the Executive’s execution of this Release Agreement.
     6. Non-Disparagement. The Executive agrees not to disparage or criticize the Releasees, or any of them, or otherwise speak of Releasees, or any of them, in any negative or unflattering way to anyone with regard to any matters relating to the Executive’s employment by the Employer Group or the business or employment practices of such business entities. The Employer agrees, on behalf of itself, and the Employer Group, not to disparage or criticize the Executive or otherwise speak of the Executive in any negative or unflattering way to anyone with regard to any matters relating to the Executive’s employment with the Employer Group. The parties understand that this entire provision is a material provision of this Release Agreement. This Section shall not operate as a bar to (i) statements reasonably necessary to be made in any judicial, administrative or arbitral proceeding, or (ii) internal communications between and among the employees of the Employer Group with a job-related need to know about this Release Agreement or matters related to the administration of this Release Agreement.
     7. Cooperation. The Executive agrees to cooperate with the Employer with respect to all matters arising during or related to his employment about which he has personal knowledge because of his employment with the Employer, including but not limited to all matters (formal or informal) in connection with any government investigation, internal Employer investigation, litigation (potential or ongoing), administrative, regulatory, or other proceeding which currently exists, or which may have arisen prior to or arise following the signing of this Release Agreement. The Executive understands that the Employer agrees to reimburse Executive for his reasonable out-of-pocket expenses (not including attorney’s fees, legal costs, or lost time or opportunity) incurred in connection with such cooperation.

     8. No Admission of Liability. The Executive agrees that this Release Agreement does not constitute, nor should it be construed to constitute, an admission by the Employer of any violation of federal, state, or local law, regulation, or ordinance, nor as an admission of liability under the common law or for any breach of duty the Employer owed or owes to the Executive.
     9. Representations and Warranties. The Executive acknowledges and agrees that (i) he is not aware of nor has he reported any conduct by any of the Releasees that violates any federal, state, or local law, rule, or regulation, (ii) he has not been denied any rights or benefits under the Family and Medical Leave Act of 1993 (“FMLA”) or any state or local law, act, or regulation providing for family and/or medical leave or been discriminated against in any way for exercising his rights under these laws, and (iii) in connection with offering the payments and benefits provided under the Letter Agreement, the Employer has not provided to the Executive, and has no obligation to provide to the Executive, any material non-public information as defined in applicable federal securities laws, concerning the Employer.
     10. Confidentiality. The Executive agrees to maintain as confidential, the terms and contents of this Release Agreement, and the contents of the negotiations and discussions resulting in this Release Agreement, except (i) as needed to obtain legal counsel, financial, or tax advice, (ii) to the extent required by federal, state, or local law or by order of court (iii) as needed to challenge the release of ADEA Claims or to participate in an Agency investigation, or (iv) as otherwise agreed to in writing by an officer of the Employer. The Executive agrees that before he seeks legal counsel or financial or tax advice, he will secure an agreement from such counsel or advisors to adhere to the same confidentiality obligations that apply to him. The Executive agrees not to discuss either the existence of or any aspect of this Release Agreement with any employee or ex-employee of the Employer.
     11. Successors. This Release Agreement is for the benefit of and is binding upon the Executive and his heirs, administrators, representatives, executors, successors, beneficiaries and assigns, and is also for the benefit of the Releasees and their successors and assigns.
     12. Violation. If the Executive violates any provisions of this Release Agreement, the Employer will be entitled to the immediate repayment of all payments and benefits paid pursuant to the Letter Agreement. The Executive agrees that repayment will not invalidate this Release Agreement and acknowledges that he will be deemed conclusively to be bound by the terms of this Release Agreement and to waive any right to seek to overturn or avoid it. If the Executive violates any provisions of this Release Agreement before all of the payments and benefits under the Letter Agreement have been provided, the Employer may discontinue any unpaid conditional payments and benefits.
     13. Additional Damages Available for Violation. The Executive agrees that the Employer will maintain all rights and remedies available to it at law and in equity in the event the Executive violates any provision of this Release Agreement. These rights and remedies may include, but may not be limited to, the right to bring court action to recover all consideration paid to the Executive pursuant to this Release Agreement and any additional damages the Employer may suffer as a result of such a breach.

     14. Entire Agreement and Amendment. This Release Agreement contains and constitutes the entire understanding and agreement between the parties hereto with respect to the Executive’s severance benefits and waiver and release of Claims against the Employer and cancels all previous oral and written negotiations, agreements, commitments and writings in connection therewith. This Release Agreement shall be binding upon the parties and may not be modified in any manner, except by an instrument in writing of concurrent or subsequent date signed by a duly authorized representative of the parties and their respective agents, assign, heirs, executors, successors, and administrators. No delay or omission by the Employer in exercising any right under this Release Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Employer on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion. The parties acknowledge and agree that Sections 9.6 and 12 of the Letter Agreement shall survive the execution of this Release Agreement and the termination of the Letter Agreement.
     15. Applicable Law. This Release Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to choice of law principles, and except as preempted by federal law. Should any provision of this Release Agreement be declared or be determined by any court of competent jurisdiction to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby and the illegal or invalid part, term, or provision will be deemed not to be a part of this Release Agreement.
     16. Assignment. The Executive’s rights and obligations under this Release Agreement shall inure to the Executive’s benefit and shall bind the Executive, his heirs and representatives. The Employer’s rights and obligations under this Release Agreement shall inure to the benefit of and shall bind the Employer, its successors and assigns. The Executive may not assign this Release Agreement. The Employer may assign this Release Agreement, but it may not delegate the duty to make any payments hereunder without the Executive’s written consent, which shall not be unreasonably withheld.
     17. Severability. If any provision of this Release Agreement is held unenforceable by a court of competent jurisdiction, all remaining provisions shall continue in full force and effect without being impaired or invalidated in any way.
     18. Notices. All notices required by this Release Agreement shall be in writing and shall be deemed to have been duly delivered in person or when mailed by certified mail, return receipt requested, as follows:
          a. If to the Executive: 181 W. Pheasant Drive, Larksville, PA 18704
          b. If to the Employer: 72 North Franklin St., Wilkes-Barre, PA 18773-0016
The Executive is hereby advised that the Executive has up to twenty-one (21) calendar days to review this Release Agreement and that the Executive should consult with an attorney of the Executive’s choice prior to execution of this Release Agreement.

     The Executive agrees that any modifications, material or otherwise, made to this Release Agreement do not restart or affect in any manner the original twenty-one (21) calendar day consideration.
     Having elected to execute this Release Agreement, to fulfill the promises and to receive the payments and benefits under the Letter Agreement, the Executive freely and knowingly, after due consideration, enters into this Release Agreement intending to waive, settle and release all claims the Executive has or might have against the Employer.
Statement by the Executive who is signing below. By signing this Release Agreement, I acknowledge that the Employer has advised and encouraged me to consult with an attorney prior to executing this Release Agreement. I have carefully read and fully understand the provisions of this Release Agreement and have had sufficient time and opportunity (over a period of 21 days) to consult with my personal tax, financial and legal advisors prior to executing this Release Agreement, and I intend to be legally bound by its terms.
     IN WITNESS WHEREOF, the Employer (on its behalf and on behalf of the members of the Employer Group) and the Executive, intending to be legally bound have executed this Release Agreement on the day and year first above written.

PENN MILLERS HOLDING CORPORATION

By

Title

EXECUTIVE

Kevin D. Higgins